SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated October 10, 2008 regarding the purchase of stock of Telefónica de Argentina S.A. by Telefónica Móviles Argentina S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 10th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

I am writing to you, on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and attach hereto a communication made to the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for Telefónica Móviles Argentina S.A., shareholder of the Company, related to the Stock Purchase.

Yours sincerely,

Buenos Aires, October 10th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

I am writing to you on behalf of Telefónica Móviles Argentina S.A. (“TMA” or the “Company”), domiciled at Ingeniero Enrique Butty 240, 20th floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above, please be advised that the Company and Telefónica Internacional S.A. (“TISA”) agreed on the purchase of stock of Telefónica de Argentina S.A. (“TASA”), whereby TMA will purchase from TISA the number of 507,327,508 Class B common, registered shares of stock, $ 0.10 par value each and entitled to a vote per share, representing 7.2639 % capital stock and votes of TASA.

The agreement foresees a successive transaction scheme until finalizing the transfer of the total number of shares indicated above. For this reason, upon completion of the transaction, this Committee will be advised again on the Company’s shareholding in TASA.

Overall, the transaction will amount to $ 484,020,006 (Pesos four hundred eighty four million twenty thousand and six).

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	October 14, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel